centrica

taking care of the essentials

FAX MESSAGE 03 APR -8 AM 7:21

03007920

To:	Office of International Corporation Finance, SEC	**Date:**	7 April, 2003
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	5

82-4578

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

SUPPL

Please find following a Stock Exchange Announcement recently released.

PROCESSED
APR 16 2003
THOMSON FINANCIAL

Secretariat

dlw 4/14

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD

7 April, 2003

centrica

taking care of the essentials

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD
Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Dear Sir / Madam

Centrica plc
Notification of Interests of Directors and Connected Persons

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Centrica plc

2. Name of director

Sir Roy Gardner

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sir Roy Gardner

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of executive share option over 1,336,446 shares at an option price of 81.889p per share

7. Number of shares / amount of stock acquired

1,336,446 shares

8. Percentage of issued class

Approximately 0.031%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary 5 5/9 p

12. Price per share

Option price 81.889p

13. Date of transaction

4 April 2003

14. Date company informed

4 April 2003

15. Total holding following this notification

2,158,408 ordinary shares

16. Total percentage holding of issued class following this notification

Approximately 0.051%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Tracy Allen – 01753 494010

25. Name and signature of authorised company official responsible for making this notification

Derek Woodward, Head of Secretariat, Centrica plc

Date of Notification

7 April 2003